FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Coastport Capital Inc.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓  Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes ________  No: : ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coastport Capital Inc.
Registrant

 Dated: June 2, 2006                                       By: /s/David Patterson/s/

Coastport Capital Inc.

Quarterly Financial Statements
For The Three Months Ended March 31, 2006
(Unaudited)

Notice to Reader

The accompanying unaudited financial statements of Coastport Capital Inc. (“the Company”) have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of the Company’s unaudited interim financial statements as at and for the three months ended March 31, 2006.

COASTPORT CAPITAL INC.
(An Exploration Stage Company)
Balance Sheets
(Unaudited)
(Canadian Dollars)

	March 31,	December 31,
	2006	2005
ASSETS

Current assets
Cash and cash equivalents	$ 1,419,681	$ 800,491
Receivables	38,570	7,237
Prepaids expenses	2,601	1,560

	1,460,852	809,288

Property, plant and equipment (note 3)	806,511	146,491

	$ 2,267,363	$ 955,779

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$ 137,271	$ 131,078

Shareholders' equity
Share capital (note 4)	1,992,180	1,472,121
Subscriptions received (note 4)	1,084,500	110,000
Contributed surplus (note 5)	581,230	204,113
Deficit	(1,527,818)	(961,533)

	2,130,092	824,701

	$ 2,267,363	$ 955,779

Nature of operations and basis of presentation (note 1)

Approved by the Directors:

"Laurie Sadler"

"Leonard Dennis"

See accompanying notes to the financial statements.

COASTPORT CAPITAL INC.
(An Exploration Stage Company)
Statements of Operations and Deficit
(Unaudited)
(Canadian Dollars)

		Three months ended March 31,
	2006	2005

Expenses
Administrative fees	$ 22,000	$ -
Amortization	64	-
Audit and accounting	6,900	1,340
Consulting	-	10,517
Filing and listing fees	15,047	4,162
Legal fees	18,424	15,744
Management fees	29,225	-
Office and miscellaneous	2,123	1,921
Promotion	39,206	24,114
Rent	1,200	2,400
Stock-based compensation (note 5)	394,512	-
Telephone and communications	5,147	657
Transfer agent fees	1,618	1,052
Travel	35,732	-

Loss before other items	(571,198)	(61,907)

Other items
Interest income	6,238	5,092
Foreign currency translation	(1,325)	-

Loss for the period	(566,285)	(56,815)

Deficit, beginning of period	(961,533)	(377,674)

Deficit, end of period	$ (1,527,818)	$ (434,489)

Basic and diluted loss per common share	$ (0.04)	$ (0.01)

Weighted average number
of common shares outstanding	14,101,392	9,320,000

See accompanying notes to the financial statements.

COASTPORT CAPITAL INC.
(An Exploration Stage Company)
Statements of Cash Flows
(Unaudited)
(Canadian Dollars)

		Three months ended March 31,
Cash provided by (used for):	2006	2005

Operating activities
Loss for the period	$ (566,285)	$ (56,815)
Item not involving cash:
Amortization	64	-
Stock-based compensation	394,512	-
Changes in non-cash operating
working capital items:
Receivables	(31,333)	1,458
Prepaid expenses	(1,041)	-
Accounts payable and accrued liabilities	6,193	10,258

	(197,890)	(45,099)

Financing activities
Subscriptions received	974,500	-
Common shares issued for cash	502,664	-

	1,477,164	-

Investing activities
Property, plant and equipment	(660,084)	-

Change in cash and cash equivalents
during the period	619,190	(45,099)

Cash and cash equivalents, beginning of period	800,491	628,348

Cash and cash equivalents, end of period	$ 1,419,681	$ 583,249

See accompanying notes to the financial statements.

COASTPORT CAPITAL INC.
(An Exploration Stage Company)
Notes to the Financial Statements
March 31, 2006
(Unaudited)
(Canadian Dollars)

1. Nature of Operations and Basis of Presentation

The Company is a public company incorporated on April 14, 2000 under the Alberta Business Corporations Act. On June 1, 2005, the Company was continued into British Columbia under the Business Corporations Act of British Columbia. The Company’s principal business activity is the acquisition and exploration of mineral properties.

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the financial statements required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the three month period ended March 31, 2006 are not necessarily indicative of the results that may be expected for the year ended December 31, 2006. The balance sheet at December 31, 2005 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

2. Significant Accounting Policies

These interim financial statements have been prepared by management in accordance with the accounting policies described in the Company’s annual financial statements for the year ended December 31, 2005. For further information, refer to the financial statements and notes thereto included in the Company’s Annual Report to Shareholders for the year ended December 31, 2005.

3. Property, Plant and Equipment

	December 31,		Accumulated	March 31,
	2005	Additions	Amortization	2005

Mineral property interests	$ 146,491	$ 658,371	$ -	$ 804,862
Computer hardware	-	1,713	(64)	1,649

Balance at March 31, 2006	$ 146,491	$ 660,084	$ (64)	$ 806,511

Mineral Property Interests

	La Plata	Shyri
	Property	Property	Total

Balance at December 31, 2005	$ 146,491	$ -	$ 146,491
Drilling	57,645	-	57,645
Environment	14,242	-	14,242
Field supplies	1,767	7,187	8,954
General and administrative	27,089	40,872	67,961
Geochemistry	-	11,195	11,195
Geology	125,647	143,649	269,296
Geophysics	18,764	-	18,764
Property acquisition and maintenance	5,381	127,891	133,272
Travel and accomodation	42,534	34,508	77,042

Balance at March 31, 2006	$ 439,560	$ 365,302	$ 804,862

La Plata, Ecuador

In November 2005, the Company entered into a mineral property option agreement to acquire 100% of Cornerstone Capital Resources Inc.’s (“Cornerstone”) right to earn up to a 70% interest in the La Plata project located 60 km west of Quito, Ecuador.

3. Property, Plant and Equipment (cont’d)

Cornerstone has acquired the mineral property rights from Sultana Del Condor Minera S.A. (“Sultana”). Cornerstone’s operating and joint venture agreement (the “OJVA”) with Sultana gives it the right to acquire up to a 70% interest in the project by incurring expenditures of US$3.0 million, making cash payments of up to US$1.25 million, issuing Cornerstone shares to the value of US$1.0 million, producing a bankable feasibility study and arranging mine financing, all over an eight-year period. Under the OJVA, if Cornerstone elects to increase its interest from 51% to 60%, it must also incur any and all costs after earning 51% interest and before commencement of the bankable feasibility study. Requirements to maintain the agreement through the first year include cash payments of US$200,000, US$200,000 in shares and expenditures of US$1.0 million. The agreement also provides that during the first phase, an affiliate of Sultana will be the project manager with Cornerstone being the operator.

In order to earn an initial 51% interest in the La Plata Property, the Company must:

a)
issue to Cornerstone 500,000 shares in its capital stock at a deemed price of $0.27 within three days of receipt of TSX Venture Exchange (the “Exchange”) acceptance (paid subsequent to March 31, 2006);

b)
advance all amounts required to be paid by Cornerstone under the OJVA, which consists of an initial cash payment of US$100,000 (paid), US$100,000 on or before December 31, 2006 and a further US$125,000 on or before December 31, 2007;

c)
incur all expenditure requirements to be made by Cornerstone under the OJVA, comprised of expenditures of at least US$1,000,000 on or before December 31, 2006 and aggregate expenditures of US$3,000,000 on or before December 31, 2007; and

d)
issue to Cornerstone shares of the Company having a value equal to the value of the shares issued by Cornerstone to Sultana in accordance with the OJVA, comprised of an initial issuance of shares having a value of US$100,000 (paid subsequent to March 31, 2006), US$100,000 on or before December 31, 2006 and a further issuance of shares having a value of US$125,000 on or before December 31, 2007.

Upon completion of the Company’s commitments under the OJVA, Cornerstone will transfer to the Company all of its interest in the OJVA, which includes Cornerstone’s earned 51% interest in the La Plata Property and the right to increase its interest in the Property to 60% and 70% under the terms of the OJVA, in return for:

a)	Cornerstone receiving a 1% net smelter return (“NSR”) from the Company; and

b)	the issuance to Cornerstone shares equalling 7.5% of the fully diluted share capital of the Company (less the aggregate of the shares already issued).

In the event the Company elects to increase its interest in the La Plata Property to 60%, it will assume the commitments required to be made by Cornerstone to Sultana under the terms of the OJVA, only as outlined below. No further payments or share issuances will be required to be made to Cornerstone upon completion of the Company’s acquisition of a 60% interest in the La Plata Property.

The Company may earn a 60% interest by:

a)	incurring any and all costs after earning a 51% interest and before commencement of the Bankable Feasibility Report;

b)	delivering a Bankable Feasibility Report;

c)	paying up to US$275,000 upon the delivery of a Bankable Feasibility Report before December 31, 2011; and

d)	issuing to Cornerstone shares equaling 10% of the fully diluted share capital of the Company (less the aggregate of the shares already issued to Cornerstone).

3. Property, Plant and Equipment (cont’d)

If the Company earns the 60% interest, then it has the right to earn 70% by:

a)	paying all project financing costs including construction program costs and initial operating costs covering the first four months of operation or as determined by the Bankable Feasibility Report; and

b)	paying US$525,000 upon completion of project financing and before December 31, 2013.

In the event that the Company elects to increase its interest from 51% to 60% or from 60% to 70% and fails to complete its obligations, its interest will be converted to a 1% NSR, which can be purchased by Sultana for US$1,000,000.

Shyri, Ecuador

In January 2006, the Company entered into a mineral property option agreement with Cornerstone and Cornerstone Ecuador S.A., a wholly-owned subsidiary of Cornerstone, allowing the Company to earn up to a 100% interest in the Shyri Gold properties located in southern Ecuador.

In order to earn its interest in the Shyri Property, the Company must:

a)
incur aggregate exploration expenditures of US$8,000,000 on or before December 31, 2009. In order to keep the option agreement in good standing, the Company must incur expenditures in the amount of US$1,500,000 on or before December 31, 2006, incur cumulative expenditures in the amount of US$3,500,000 on or before December 31, 2007, incur cumulative expenditures in the amount of US$5,500,000 on or before December 31, 2008, and incur cumulative expenditures in the amount of US$8,000,000 on or before December 31, 2009;

b)
pay Cornerstone US$490,000 in cash. In order to keep the option agreement in good standing, the Company must pay US$75,000 (paid) to Cornerstone upon signing the agreement, pay US$75,000 to Cornerstone on or before December 31, 2006, pay Cornerstone US$110,000 on or before December 31, 2007, pay Cornerstone US$115,000 on or before December 31, 2008 and pay Cornerstone US$115,000 on or before December 31, 2009;

c)
US$490,000 in shares on or before December 31, 2009. In order to keep the option agreement in good standing, the Company must issue shares in its capital stock having a value of US$75,000 (not paid) to Cornerstone upon receipt of TSX Venture Exchange approval, issue shares in its capital stock having a value of US$75,000 to Cornerstone on or before December 31, 2006, issue shares in its capital stock having a value of $110,000 to Cornerstone on or before December 31, 2007, issue shares in its capital stock having a value of $115,000 to Cornerstone on or before December 31, 2008 and issue shares in its capital stock having a value of $115,000 to Cornerstone on or before December 31, 2009; and

d)	issue shares to Cornerstone, on or before February 28, 2010, equal to 40% of the Company’s then fully diluted share capital.

After the Company has earned its full interest under the terms of this agreement, Cornerstone will retain the right to participate up to 40% in any subsequent financings undertaken by the Company.

A portion of the Shyri Gold property will be subject to a 4% NSR and a 1.5% NSR will be payable on the remainder. On the portion of the property covered by the 4% NSR, the Company will have the option to purchase a 1% NSR for US$4,000,000. The Company will have the option to purchase an additional 1% NSR at fair market value of the whole Shyri Gold property.

In addition, in order to keep the option in good standing, the Company must have initiated a feasibility report by February 23, 2014 and the Company must make an annual advance royalty payment in the amount of US$50,000 per year beginning on February 24, 2009.

The mineral property option agreement on the Shyri Gold property is subject to TSX Venture Exchange approval.

4. Share Capital

	Number of
	Shares	Share Capital

Balance at December 31, 2005	12,185,000	$ 1,472,121
Exercise of stock options
cash	275,000	68,750
fair value of options exercised	-	17,395
Exercise of warrants	2,159,750	433,914

Balance at March 31, 2006	14,619,750	$ 1,992,180

Subsequent to March 31, 2006, the Company closed a private placement totaling $6,648,750. These funds were raised by the Company issuing a total of 7,387,500 common shares at a price of $0.90 per share. Along with the shares, the Company issued 3,693,750 share purchase warrants entitling the holder to purchase one additional common share of the Company at a price of $1.10 until October 21, 2007. The Company paid commissions and fees of $206,690, 104,473 common shares and 52,236 share purchase warrants to TSX Venture Exchange Members and $192,736 and 55,556 common shares to individuals and corporations.

As of March 31, 2006, the Company had collected $1,084,500 of subscriptions relating to the private placement.

5. Stock-based Compensation

The Company uses the fair value based method of accounting for all stock-based awards. During the three months ended March 31, 2006, the Company granted 850,000 stock options with a compensation cost of $394,512. The Company calculated the compensation cost by using the Black-Scholes option pricing model assuming a weighted average risk-free interest rate of 3.8%, a dividend yield of nil, an expected volatility of 100% and expected life of the stock options of 2 years.

	Number of	Contributed
	Options	Surplus

Balance at December 31, 2005	575,000	$ 204,113
Options exercised	(275,000)	(17,395)
Options granted	850,000	394,512

Balance at March 31, 2006	1,150,000	$ 581,230

6. Related Party Transactions

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The following is a summary of the related party transactions that occurred throughout the period ended March 31, 2006:

a)	paid or accrued $29,225 (2005 - $Nil) for management fees to the President and a company controlled by the President, and a company controlled by a director of the Company;

b)	paid or accrued $6,900 (2005 - $Nil) for accounting fees to the CFO of the Company;

c)	paid or accrued $1,200 (2005 - $Nil) for rent to a company related via a common officer; and

d)	paid or accrued $Nil (2005 - $7,877) for consulting fees to a director and a company controlled by an officer of the Company.

6. Related Party Transactions (cont’d)

Accounts payable and accrued liabilities include $4,372 ($1,059 - December 31, 2005) owing to related parties.

7. Segmented Information

The Company currently operates in one reportable operating segment, being the acquisition and exploration of mineral properties. The Company operates in two reportable geographic segments, being Canada and Ecuador. Revenue from operations was derived from interest income in Canada.

The Company’s assets in geographic locations are as follows:

	March 31,	December 31,
	2006	2005

Canada	$ 1,462,501	$ 809,288
Ecuador	804,862	146,491

	$ 2,267,363	$ 955,779

COASTPORT CAPITAL INC.
Management’s Discussion and Analysis
Three Months Ended March 31, 2006

The following discussion and analysis of the results of operations and financial condition (“MD&A”) for Coastport Capital Inc. (“the Company”) should be read in conjunction with the unaudited interim financial statements for the three months ended March 31, 2006 and related notes thereto. The financial information in this MD&A is derived from the Company’s unaudited financial statements prepared in accordance with Canadian generally accepted accounting principles. The effective date of this MD&A is May 30, 2006.

This MD&A may contain forward looking statements based on assumptions and judgements of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

Description of Business

The Company is an exploration company engaged in the acquisition and exploration of mineral properties. The Company’s mineral properties consist of the La Plata polymetalic VMS project and the Shyri gold/silver project, both located in Ecuador. The Company is a reporting issuer in British Columbia and Alberta and its shares are listed on the TSX Venture Exchange and the Frankfurt Stock Exchange under the symbols CPP and C1J respectively.

Risks and Uncertainties

The Company’s principal activity of mineral exploration is considered to be very high risk. Companies in this industry are subject to many and varied kinds of risks, including but not limited to, environmental, commodity prices, political and economic, with some of the most significant risks being:

1.	Substantial expenditures are required to explore for mineral reserves and the chances of identifying economical reserves are extremely small;

2.	The junior resource market, where the Company raises funds, is extremely volatile and there is no guarantee that the Company will be able to raise funds as it requires them;

3.
Although the Company has taken steps to verify title to the mineral properties it has an interest in or is earning into, there is no guarantee that the property will not be subject to title disputes or undetected defects;

4.
The Company is subject to the laws and regulations relating to environmental matters, including provisions relating to reclamation, discharge of hazardous material and other matters. The Company conducts its exploration activities in compliance with applicable environmental protection legislation and is not aware of any existing environmental problems related to its properties that may cause material liability to the Company; and

5.
The Company’s mineral properties are located in Ecuador and as such the Company’s business may be exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, expropriation, changing tax laws, extreme fluctuations in currency exchange rates, high rates of inflation and labour unrest. Ecuador’s status as a developing country may make it more difficult for the Company to obtain any required exploration financing for its projects. Changes, if any, in mining or investment policies or shifts in political attitude in Ecuador may adversely affect the Company’s operations in that country. Operations may be affected in varying degrees by government regulations with respect to, but not limited to restrictions on expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use and land claims of local people. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

Exploration Projects

La Plata Property, Ecuador

In November 2005, the Company entered into a mineral property option agreement to acquire 100% of Cornerstone Capital Resources Inc.’s (“Cornerstone”) right to earn up to a 70% interest in the La Plata Property located 60 km west of Quito, Ecuador. The terms of the option agreement are summarized in note 3 of the Company’s unaudited financial statements for the three months ended March 31, 2006 that accompany this report.

The 23 km2 La Plata Property hosts gold-rich VMS mineralization, including the La Mina deposit. The La Mina deposit is comprised of two lenses occurring on the eastern flank of a fold extending from near surface to 300 m in depth. The lenses, which are approximately 100 m apart, include drilled intersections from limited previous exploration drilling of up to 11.4 m grading 14.5 g/t Au, 103.6 g/t Ag, 9.35% Cu and 3.9% Zn. Cambior Mines Inc. in 1998, reported a grade and tonnage estimate, based on 28 widely spaced diamond drill holes, as follows: 840,459 t of 4.8 g/t Au, 54.4 g/t Ag, 4.1 % Cu and 4.2 % Zn.

	Tonnage (tons)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)
Total Resources	840,459	4.8	54.4	4.1	4.2	0.7

(*Note: The grade and tonnage estimate referred to at La Plata is not a resource and is not compliant with the requirements of National Instrument 43-101.  Coastport has not undertaken an independent investigation of the estimates nor independently analyzed the results of the previous exploration work in order to verify the historical estimate.  The historical estimates, therefore, should not be relied upon.  Nevertheless, the company believes that these historical estimates provide a conceptual indication of the exploration potential of the property.).

Mineralization at La Plata occurs at or near a contact between intermediate and felsic volcanics, immediately overlain by a distinct, property scale hematitic chert (jasper) marker horizon. The volcanic stratigraphy is folded into a south plunging anticline and the mineralization outlined to date is in the hinge and along the east flank of the fold. The deposit has excellent exploration potential for expansion on the west limb of the anticline as well as down plunge and down-dip on the east limb. Several additional exploration targets exist over 5 km on strike to the north along the felsic/intermediate contact. Only 4 diamond drill holes and an unknown number of shallow packsack drill holes (1960's) are documented on the property outside of the La Mina area.

2006 Phase I Exploration Program

In late February 2006, a Phase I exploration program was initiated. Budgeted at approximately US$900,000, the program will include approximately 2,500 metres of diamond drilling in the La Mina prospect, borehole Pulse EM geophysics and 50 kilometres of surface IP geophysics covering the Guatuza and San Pablo prospects and adjacent favourable geology immediately north and along strike of La Mina. At La Mina, the Phase I drilling program is designed to confirm previously documented mineralization and grades and test the possible down-dip and down-plunge continuation of the deposit.

On May 23, 2005, the Company reported that massive sulphides have been intersected in diamond drilling (LP-06-01 and LP-06-02) designed to test the south-southwest extension of the La Mina deposit.

LP-06-01 intersected 8.9 m of massive baritic sulphide consisting of sphalerite, chalcopyrite, barite and pyrite with subordinate bornite-chalcocite-covellite. Coarse visible gold is observed in several samples. The massive sulphides averaged 28.95 g/t Au, 289.39 g/t Ag, 17.32% Zn, 5.86% Cu and 1.20% Pb over 8.9 m core length including 5.2 m averaging 48.29 g/t Au, 243.47 g/t Ag, 16.15% Zn, 4.88% Cu and 1.07% Pb. (Over-limit analyses for Au, Zn and Pb are pending for several samples which initially assayed over the analytical detection limits. The above averages have been calculated using 10.0 g/t Au for two over-limit samples).

Preliminary assay results are tabulated below:

Drill Hole	From (m)	To (m)	Width (m)	Vertical Depth (m)	Comments	Au (g/t)	Ag (g/t)	Zn (%)	Cu (%)	Pb (%)
LP-06-01	162.70	162.95	0.25	125	massive sulphide	14.05	44.50	14.25	0.65	1.30
“ “	453.50	462.4	8.90	370	massive sulphide	28.95	289.39	17.32	5.86	1.20
incl	457.20	462.4	5.20		visible gold	48.29	243.47	16.15	4.88	1.07
LP-06-02	327.24	334.00	6.76	327	massive sulphide	Assays pending

The vertical depth of the 8.90 m sulphide interval in hole LP-06-01 is approximately 370 m. The true width of the zone is estimated at 6.8 m (based on 50º to-core-axis bedding angles in the immediately overlying unit). LP-06-01 intersected a second, shallower massive sulphide horizon with a 0.25 m interval assaying 14.05 g/t Au, 44.50 g/t Ag, 14.25% Zn, 0.65% Cu and 1.30% Pb. This sulphide-barite interval is associated with a distinctive jasper/chert horizon and represents an additional target horizon requiring follow-up exploration. The vertical depth to this zone is approximately 125 m.

LP-06-02 also intersected approximately 6.76 m of massive sulphides at a vertical depth of 327 m. Assays are pending.

LP-06-01 and LP-06-02 are located approximately 65 metres south-southwest down-plunge and 41 m west of the massive sulphide intersection in the nearest previous drill hole (hole 177-98-23; 9.8 m massive sulphides assaying 2.5 g/t Au, 69.6 g/t Ag, 14.3% Cu, and 1.7% Zn; part of the La Mina resource - see above*). Holes LP-06-01 and LP-06-02 demonstrate that the La Mina deposit remains open to the southwest and west and maintains thickness similar to that reported from previous drilling in the area. An extensive sulphide stringer zone and well-developed sericite-quartz alteration system underlies the massive sulphide zone.

As of the date of this report the Company has not reported any additional results from the Phase I program.

As of March 31, 2006, mineral property expenditures on La Plata totaled $439,560, comprised of the required option payment of US$100,000 and $321,740 of capitalized deferred exploration costs.

Shyri Property, Ecuador

In January 2006, the Company entered into a mineral property option agreement with Cornerstone, allowing the Company to earn up to a 100% interest in the Shyri Gold properties located in southern Ecuador. The terms of the option agreement are summarized in note 3 of the Company’s unaudited financial statements for the three months ended March 31, 2006 that accompany this report. The mineral property option agreement on the Shyri Property is subject to TSX Venture Exchange approval.

Work on the Shyri concessions, collectively over 450 km2 in area, indicates potential for low and high sulphidation precious metal deposits in several target areas. The Shyri concessions straddle the Gañarin Belt and are immediately adjacent to IAMGold Corporation’s Quimsacocha project. The Gañarin Belt is a 50 km long feature with several volcanic centers, related intrusives and numerous epithermal gold-silver prospects. Quimsacocha is the most advanced project in the Gañarin Belt. IAMGold first announced significant drill intersections at Quimsacocha in December 2004 and in October 2005 they reported an indicated mineral resource of 22.5 million tonnes at 3.9 g/t gold, 25 g/t silver and 0.16% copper at a 1.0 g/t gold cut-off giving a total of 2.8 million ounces of gold (IAMGold Corporation press release, 28 October 2005). Presence of an indicated resource at Quimsacocha is no guarantee that a similar resource exists on the Shyri Property.

Reconnaissance exploration work on the Shyri Property was initiated by Cornerstone in April, 2005 and resulted in the discovery of numerous low and high sulphidation type epithermal gold-silver targets in four prospect areas referred to as the Cañaribamba, Gran Muralla, GAMA, and Yanasacha Prospects.

In a news release dated January 18, 2006 Cornerstone reported that reconnaissance mapping and prospecting has extended the previously reported GAMA prospect and discovered a new, adjacent high grade gold-silver occurrence, the LAMA prospect. These gold prospects are associated with quartz-alunite alteration in and adjacent to a rhyolitic flow-dome complex. The recent work has extended the area of alteration more than 3 km to the west of the GAMA/LAMA prospects, indicating the potential for discovery of additional mineralization over a large area. Also, a zone of anomalous mercury (Hg) in outcrop (greater than 1 ppm Hg) covers a 9.5 x 5 km area, within which quartz-alunite alteration extends over a 4 x 4 km area, centered on the rhyolitic flow-dome complex. Recent chip-grab samples of the alunitic alteration assays up to 387 ppb Au adding to data from previous reconnaissance sampling that included assays of up to 587 ppb Au. The GAMA and LAMA prospects are located 9 km northwest of IAMgold Corporation's Quimsacocha gold deposit.

On January 20, 2006 the Company and Cornerstone reported five widely spaced grab samples at LAMA over a distance of 190 metres with assays up to 12.2 g/t Au and 84 g/t Ag. Gold and silver assays for the five samples are as follows:

Sample ID	Au (g/t)	Ag (g/t)
15999	3.70	64.7
28202	12.20	84.0
28203	6.00	32.7
28204	0.45	4.0
28205	2.10	49.8

The broad zone of strong argillic alteration with associated quartz veinlet stockworks, silicification and pyritization within which the GAMA and LAMA prospects occur, has been mapped over an area of 700 x 500 m and remains open in several directions. The underlying geology, geochemical signature, alteration and mineralization at the GAMA-LAMA prospects are consistent with epithermal gold-silver systems and may be similar to those which occur at the Quimsacocha deposit.

At the Canaribamba prospect, approximately 10 km south of Quimsacocha, mapping, prospecting and hand trenching have outlined another new gold prospect. Referred to as the Guabisay zone, this zone consists of a shallowly dipping, 3 to 10 m wide band of argillic alteration enclosing a core of chalcedonic silica and brecciation, associated with silicified volcanic breccias cut by quartz veins adjacent to the margin of a diatreme. Mineralization is sporadically exposed over a strike length that exceeds 750 metres in an east-west orientation. Sampling has identified a central mineralized exposure over 130 metres long. The best result from this mineralized area is a channel sampling of silicified rocks that returned assays averaging 1.6 g/t Au over 6 metres. This relatively low grade mineralization is associated with numerous steeply dipping, 0.25 to 1.0 metre wide, veins from which individual channel samples assay up to 40 g/t Au. Though exposure is limited this mineralization is hosted by a relatively porous volcanic tuff breccia and is considered to potentially represent blanket-style mineralization adjacent to the diatreme. Most of the area is covered by 2 to 5 metres of overburden.

Further work at the recently discovered Guabisay zone has produced assays from saw-cut channel samples, the highlight of which was 32.2 g/t Au and 40.5 g/t Ag over 4.4 m. Exposure is limited, but the geometry of the zone suggests the possibility of blanket-style mineralization associated with sub-vertical, high-grade feeder veins. The mineralization is open in all directions. Data collected from a recently completed IP and magnetic survey, currently being processed, suggests well defined structural control.
Guabisay saw-cut channel sampling highlights:

Width (m)	Au (g/t)	Ag (g/t)
4.4 m	32.2	40.5
incl 1.1 m	85.8	67.3
3.2 m	10.9	9.2
4.0 m	4.1	28.5
1.9 m	6.1	40.6

The Guabisay zone is one of several windows of exposure, which also include Pinglio, Alberto, Ramos Potreros and Gringo zones, exhibiting extensive gold-silver mineralization. These zones comprise an area of mineralization on the Canaribamba prospect, now known to extend at least 1 x 3 km, associated with a 6 km2 diatreme complex.

Field programs are currently underway and involve mapping, prospecting, hand-trenching, soil geochemical and geophysical surveys. A 3,000 metre diamond drill program is expected to begin in the second half of 2006 to test several targets.

As of March 31, 2006, mineral property expenditures on Shyri totaled $365,302, comprised of the required option payment of US$75,000 and $279,007 of capitalized deferred exploration costs.

Results of Operations

The Company incurred a loss of $566,285 (2005 - $56,815) and a loss per share of $0.04 (2005 - $0.01) for the three months ended March 31, 2006. The Company’s 2006 loss has increased significantly as the Company has begun exploring two gold prospective properties in Ecuador which has resulted in an increase in general and administrative expenses in order to manage the increased business activities. However, 70% of the 2006 loss relates to the non-cash expense of stock-based compensation.

The Company has chosen to account for all exploration expenses as property, plant and equipment on the balance sheet. These deferred expenditures will be charged to operations if and when the properties become impaired.

Differences in general and administrative expenses during the periods ended March 31, 2006 compared to 2005 were as follows:

▪
The Company has started to incur administrative fees during fiscal 2006. Administrative fees include accounting, secretarial and general administrative services provided by an arms-length private company. The Company has had to incur these costs in order to manage its business more effectively.

▪	Audit and accounting has increased in 2006 as the Company’s activities became more complex.
▪	Filing and listing fees have increased substantially due to costs incurred of getting listed on the Frankfurt Stock Exchange.
▪
Management fees have increased because the Company’s business and projects required more management time. Management devotes a portion of their time to the Company and a portion of their time to other companies where they are directors and/or officers. Accordingly, management invoices the Company based on the percentage of time each of the individuals devote to the Company. The amount of $29,225 includes fees charged by Dave Patterson, President, and Laurie Sadler, director, of the Company.

▪	Promotion has increased because the Company has started to promote its two Ecuador properties and undertake fundraising activities in 2006.
▪
The Company incurred $394,512 of non-cash expenses relating to stock-based compensation during the three months ended March 31, 2006 as the Company granted 850,000 stock options. The Company did not grant any stock options during the three months ended March 31, 2005.

▪	Telephone and communications has increased almost eight times compared to 2005 as the Company disseminated numerous press released and enhanced its web site in 2006.
▪	The Company incurred $35,732 (2005 - $Nil) on travel costs as management traveled to the La Plata and Shyri properties and to Europe to raise funds.
Financial Condition, Liquidity and Capital Resources

The Company’s working capital position increased by $645,371 during the three months ended March 31, 2006.

The Company’s main sources of cash during the three months ended March 31, 2006 were from the 1) issuance of 275,000 common shares via exercise of stock options for proceeds of $68,750; 2) issuance of 2,159,750 common shares via exercise of warrants for proceeds of $433,914; and 3) collection of $1,084,500 relating to share subscriptions received for a private placement that closed subsequent to March 31, 2006.

The Company’s main uses of cash during the three months ended March 31, 2006 were the 1) expenditure of $658,371 on the La Plata and Shyri properties; and 2) expenditure of $197,890 on general and administrative and operating costs.

Subsequent to March 31, 2006, the Company closed a private placement totaling $6,648,750. These funds were raised by the Company issuing a total of 7,387,500 common shares at a price of $0.90 per share. Along with the shares, the Company issued 3,693,750 share purchase warrants entitling the holder to purchase one additional common share of the Company at a price of $1.10 until October 21, 2007.

The Company paid commissions and fees of $206,690, 104,473 common shares and 52,236 share purchase warrants to TSX Venture Exchange Members and $192,736 and 55,556 common shares to individuals and corporations.

The funds raised will be used to for exploration of the Ecuador properties and for general working capital purposes. The Company will incur minimum exploration expenditures of US$1,000,000 on the La Plata property and US$1,500,000 on the Shyri property for 2006.

The Company does not generate sufficient cash flow from operations to fund its exploration activities, acquisitions and administration costs. The Company is reliant on equity financing to provide the necessary cash to continue its operations. There can be no assurance that equity financings will be available to the Company in the future that will be obtained on terms satisfactory to the Company.

The Company has not entered into any off-balance sheet arrangements.

Selected Quarterly Information

The following selected financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company’s audited financial statements. All dollar amounts are in Canadian dollars.

Basic &
	Interest		Diluted
Fiscal Quarter Ended	Income	Loss	Loss/Share

March 31, 2006	$ 6,238	$ 566,285	$ 0.04
December 31, 2005	$ 1,326	$ 451,536	$ 0.06
September 30, 2005	$ 1,074	$ 23,449	$ -
June 30, 2005	$ (1,145)	$ 52,059	$ 0.01
March 31, 2005	$ 5,092	$ 56,815	$ 0.01
December 31, 2004	$ 747	$ 155,950	$ 0.04
September 30, 2004	$ 950	$ 27,016	$ 0.01
June 30, 2004	$ 755	$ 27,436	$ 0.01
The Company’s quarterly loss has increased dramatically the last two quarters as the Company has become active in exploration activities in Ecuador which in turn has increased its general and administrative costs. Interest income has increased sharply in the March 2006 quarter as the Company had more cash on hand to invest in interest bearing investments.

Related Party Transactions

Management fees of $23,225 (2005 - $Nil) were paid or accrued to David Patterson and to a company controlled by David Patterson, the President. Management fees of $6,000 (2005 - $Nil) were paid or accrued to a company controlled by Laurie Sadler, a director and the former President.

Accounting and audit fees of $6,900 (2005 - $Nil) were paid or accrued to Kim Evans, the CFO.

Rent of $1,200 (2005 - $Nil) was paid or accrued to a company related via a common officer, being Kim Evans.

Outstanding Share Data

As at May 30, 2006, the Company had the following securities issued and outstanding:

	Number	Exercise Price	Expiry Date

Common shares	23,236,383	n/a	n/a

Warrants	150,000	$0.22	September 16, 2006
Warrants	3,745,986	$1.10	October 21, 2007

Stock options	150,000	$0.25	November 3, 2006
Stock options	600,000	$0.80	January 18, 2008
Stock options	250,000	$0.90	March 13, 2008
Stock options	1,000,000	$1.15	April 23, 2008
Stock options	150,000	$1.25	May 4, 2008
Stock options	150,000	$0.50	November 28, 2010

Fully Diluted	29,432,369

Directors and Officers

Laurie Sadler Director
Leonard Dennis Director
Marc Prefontaine Director
Mario Szotlender Director
David Patterson President
Kim Evans CFO and Secretary

Additional Information

Additional information is provided in the Company’s audited financial statements for the periods ended December 31, 2005 and 2004. These documents are available on SEDAR at www.sedar.com. Additional information relating to the Company’s operations and activities can also be found by visiting the Company’s website at www.coastportcapital.com.